

April 22, 2014

<u>Via E-mail</u>
Akhil Johri
Chief Financial Officer and Chief Accounting Officer
Pall Corporation
25 Harbor Park Drive
Port Washington, NY 11050

> **Re: Pall Corporation**
> **Form 10-K for Fiscal Year Ended July 31, 2013**
> **Filed September 10, 2013**
> **File No. 1-04311**

Dear Mr. Johri:

We refer you to our comment letter dated March 28, 2014, regarding business contacts with Cuba, Sudan and Syria. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Pamela Long
        Assistant Director
        Division of Corporation Finance

        Roya Behnia
        Senior Vice President, General Counsel
        and Corporate Secretary
        Pall Corporation